UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-8089

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Danaher Corporation & Subsidiaries Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th Floor

Washington, D.C. 20006-1813

(202) 828-0850

DANAHER CORPORATION & SUBSIDIARIES

RETIREMENT AND SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the Year Ended December  31, 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Danaher Corporation & Subsidiaries

Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Danaher Corporation & Subsidiaries Retirement and Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 20, 2008

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value	$69,994,837	$68,357,764
Participant loans	2,691,869	2,630,785

Total investments	72,686,706	70,988,549

Receivables:
Participant contributions	50,370	65,635
Employer contributions	37,045	50,228

Total receivables	87,415	115,863

Total assets	72,774,121	71,104,412

Liabilities
Administrative expenses payable	1,961	2,590

Net assets available for benefits at fair value	72,772,160	71,101,822
Adjustment from fair value to contract value for fully benefit-responsive investment contract	94,239	168,062

Net assets available for benefits	$72,866,399	$71,269,884

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Contributions:
Participant	$3,125,731
Rollovers	232,998
Employer	2,982,538

Total contributions	6,341,267

Interest and dividend income	4,355,723
Net realized and unrealized appreciation in fair value of investments	2,382,613

Total additions	13,079,603

Deductions
Benefit payments	11,269,825
Administrative expenses	73,675

Total deductions	11,343,500

Net increase prior to plan transfers	1,736,103

Net transfers out of plan	(139,588)

Net increase in assets available for benefits	1,596,515

Net assets available for benefits:
Beginning of year	71,269,884

End of year	$72,866,399

See accompanying notes.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

1. Description of Plan

The Danaher Corporation & Subsidiaries Retirement and Savings Plan (the Plan) was established for certain employees effective December 1, 1986. Plan participants should refer to the formal legal documents of the Plan and Summary Plan Description for full explanation of all limitations, adjustments and special cases in the Plan. The Plan is administered through the trustee and record-keeper, Fidelity Management Trust Company.

On December 29, 2006, the Leica Microsystems Inc. 401(k) Savings Plan merged into the Plan.

This plan merger occurred subsequent to and as a result of Danaher Corporation’s (hereafter, the Company) acquisition of the above mentioned company.

Effective after the plan year ended December 26, 2006, the Plan changed its plan year-end to December 31.

Net transfers out of the plan represent individual participant balance transfers to another employer-sponsored plan.

Contributions

Eligible employees may contribute up to 20% of their compensation (subject to annual maximums) into the Plan each year. The Company’s matching contribution is equal to 50% of the first 6% of the compensation contributed by the employee. The Company’s unilateral contribution is 3% of compensation of all eligible employees. Employees are eligible for Company match and unilateral contributions upon completion of one year of service.

Employees become fully vested with respect to the employer contributions upon completion of three years of service. Employee contributions and the earnings thereon are fully vested at all times.

Benefit Payments

A participant who attains normal retirement age shall be entitled to payment of the balance in his or her account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions upon April 1 of the calendar year following the later of the date his or her employment terminates or the calendar year in which he or she reaches the age of 70 1/2.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Upon total and permanent disability, a participant shall be entitled to payment of the balance in his or her account within a reasonable period of time after termination of employment.

The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.

Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of his or her vested account balance.

The plan administrator may permit a participant to make a withdrawal from his or her account in the event of a hardship. A hardship withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship. Participants may also make in-service withdrawals generally from contributions transferred or rolled over into the Plan from other plans.

Participant Loans

A participant may receive a loan from the Plan in accordance with policy established by the plan administrator. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000. Participants will not be entitled to receive a loan more frequently than annually. The plan administrator shall establish the maximum maturity period that will be permitted to prevent the loan from being treated as a distribution. Current procedures require that all loans must be paid back within 60 months. The plan administrator may require loan payments to be made through payroll deductions.

Participant Accounts

Each participant account is credited with the participant’s contributions, any employer matching and unilateral contributions, an allocation of Plan earnings and losses and is charged with an administrative expense fee. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

At December 31, 2007 and 2006, forfeited non-vested accounts totaled $612,370 and $2,318,517, respectively. These accounts will be used to reduce future employer contributions and to pay administrative expenses.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Termination of the Plan

Although the Company, as the Plan’s sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become nonforfeitable.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB 157, Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FASB 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FASB 157 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximate fair value.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investments (continued)

As described in FASB Staff Position (FSP) AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio II, which consists primarily of fully benefit-responsive investment contracts. As required by the FSP, the statements of net assets available for benefits present the fair value of the Fidelity Managed Income Portfolio II and the adjustment from fair value to contract value. The fair value of the Plan’s interest is based on information reported by Fidelity at year-end. The contract value of the Fidelity Managed Income Portfolio II represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated January 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

4. Investments

The fair value of investments representing 5% or more of the Plan’s net assets is as follows:

	December 31
	2007	2006
Danaher Corporation Stock Fund	$12,161,656	$10,192,603
Fidelity Equity Income Fund	5,450,920	6,576,002
Fidelity Magellan Fund	11,212,831	10,245,139
Fidelity MIP II Fund (at contract value)	12,524,085	14,184,804
Fidelity Retirement Money Market Fund	9,850,055	10,437,198

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Investments (continued)

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in fair value by $2,382,613, respectively, as follows:

Year Ended December 31 2007
Danaher Corporation Stock Fund	$2,141,050
American Beacon Small Cap Value Fund Institutional Class	(41,487)
American Funds Growth Fund of America Class R4	3,093
Fidelity Diversified International Fund	127,629
Fidelity Equity Income Fund	(288,011)
Fidelity Freedom Income Fund	(5,128)
Fidelity Freedom 2010 Fund	2,749
Fidelity Freedom 2020 Fund	23,215
Fidelity Freedom 2030 Fund	23,428
Fidelity Freedom 2040 Fund	25,798
Fidelity Low-Priced Stock Fund	(87,006)
Fidelity Magellan Fund	471,597
Franklin Small Mid-Cap Growth Fund Advisor Class	(53,971)
Legg Mason Value Trust Fund Institutional Class	(4,165)
PIMCO Total Return Fund Institutional Class	39,561
Spartan U.S. Equity Index Fund Investor Class	72,949
Templeton World Fund Class A	(68,688)

$2,382,613

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Party-in-Interest Transactions

Certain Plan investments are held in shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, as of December 31, 2007 and 2006, the Plan invested in 152,964 and 153,383 shares, respectively, of Danaher Corporation common stock as part of the Danaher Corporation Stock Fund. During the year ended December 31, 2007, the Plan received $13,944 of dividends on shares of Danaher Corporation common stock. Therefore, these transactions qualify as party-in-interest.

6. Differences Between Financial Statements and Form 5500

The accompanying financial statements present fully benefit responsive investment contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

The participant loan balance shown in the accompanying financial statements includes deemed loans with no post-default payments. A deemed loan occurs when a participant loan goes into default but the participant is not eligible for a plan distribution. The Form 5500 excludes the value of any outstanding loans that were deemed distributions in the current or prior years unless repayment was initiated. Therefore, the value of deemed loans with no post-default payments represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2007	2006
Net assets available for benefits per the financial statements	$72,866,399	$71,269,884
Deemed distributions with no post-default payment activity	(224,397)	(225,198)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(94,239)	(168,062)

Net assets available for benefits per the Form 5500	$72,547,763	$70,876,624

Danaher Corporation & Subsidiaries Retirement and Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$11,269,825
Loan defaults previously deemed distributed that reached a distributable event	(33,963)

Benefits paid to participants per the Form 5500	$11,235,862

Supplemental Schedule

Danaher Corporation & Subsidiaries Retirement and Savings Plan

EIN: 59-1995548 ; Plan No.: 001

Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost		Current Value
*Fidelity Retirement Money Market Fund	Money market	*	*	$9,850,055
*Fidelity MIP II Fund	Common/collective trust	*	*	12,429,846
*Danaher Corporation Common Stock	Unitized stock fund	*	*	12,161,656
American Beacon Small Cap Value Fund Institutional Class	Mutual fund	*	*	202,807
American Funds Growth Fund of America Class R4	Mutual fund	*	*	296,755
*Fidelity Diversified International Fund	Mutual fund	*	*	2,211,324
*Fidelity Equity Income Fund	Mutual fund	*	*	5,450,920
*Fidelity Freedom Income Fund	Mutual fund	*	*	451,909
*Fidelity Freedom 2010 Fund	Mutual fund	*	*	2,988,107
*Fidelity Freedom 2020 Fund	Mutual fund	*	*	2,190,076
*Fidelity Freedom 2030 Fund	Mutual fund	*	*	1,402,762
*Fidelity Freedom 2040 Fund	Mutual fund	*	*	673,109
*Fidelity Low-Priced Stock Fund	Mutual fund	*	*	1,863,470
*Fidelity Magellan Fund	Mutual fund	*	*	11,212,831
Franklin Small Mid-Cap Growth Fund Advisor Class	Mutual fund	*	*	813,300
Legg Mason Value Fund Institutional Class	Mutual fund	*	*	36,342
PIMCO Total Return Fund Institutional Class	Mutual fund	*	*	1,509,903
*Spartan U.S. Equity Index Fund Investor Class	Mutual fund	*	*	2,086,961
Templeton World Fund Class A	Mutual fund	*	*	2,162,704
*Participant loans	Interest rates range from 5% to 11.5% with maturity at various dates	*	*	2,467,472

Total investments				$72,462,309

*	Indicates a party-in-interest to the Plan.
**	Historical cost not required to be presented, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Danaher Corporation & Subsidiaries Retirement and Savings Plan trustee or other person who administers the Plan have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

DANAHER CORPORATION & SUBSIDIARIES RETIREMENT AND SAVINGS PLAN

By: DANAHER CORPORATION, Plan Sponsor

Date: June 20, 2008	By:	/s/ Daniel L. Comas
Daniel L. Comas
Executive Vice President — Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm